June 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: David R. Humphrey

Re:	Logistical Support, Inc.
Form 10-KSB for fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 0-50222

Ladies and Gentlemen:

On behalf of Logistical Support, Inc., we enclose herewith Amendment No. 1 to Form 10-KSB amending the Form 10-KSB initially filed on April 2, 2007.

The Staff provided comments to the Form 10-KSB by letter dated June 12, 2007, a copy of which has been attached for your reference. To facilitate your review of the amended Form 10-KSB, we have included below each of the Staff’s comments, followed by a summary of the Company’s response. For ease of reference, the paragraphs in the discussion below correspond to the numbering of the paragraphs of the Staff’s letter of June 12, 2007. We have also included a marked copy of Form 10-KSB so you can more easily identify the changes made to filing.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-9

1.
We have reviewed your response to prior comment 2. In the amended December 31, 2006 Annual report on Form 10-KSB, please disclose the first sentence of your response in its entirety, in the revenue recognition footnote and on page 7 under “Payment Structure.” We note that you derive approximately 97% of your revenue from the government, while it appears the remaining 3% is derived from non-governmental entities. As such, clarity should be provided as to the revenue recognition policy from sales to non-governmental entities.

Response: The first sentence of our response to the May 17, 2007 comment letter has been added under the section “Payment Structure” on page 7 and to the revenue recognition footnote.

Note 2. Due From Officers/Affiliates, page F-14

2.
We have reviewed your response to prior comment 3. In the amended December 31, 2006 Annual Report on Form 10-KSB, please expand note 5 to indicate that the receivable balance is net of $113,968 of cash collected by the Company from consignment sales for an affiliate of Mr. Lebovitz. Also disclose the amount that such affiliate owed you at December 31, 2006 and indicate such amount had been fully reserved. Disclose whether or not you have a legal right of offset of the cash collected on behalf of the affiliate.

Response: We have expanded footnote #2 to indicate that the change in the due from affiliate balance from 12/31/05 to 12/31/06 is due to the cash collected from consignment sales of an affiliate of Mr. Lebovitz. We also disclosed the total amount due from affiliates of Mr. Lebovitz and that we believe we have the legal right of offset to apply the cash collected on behalf of one of Mr. Lebovitz’ affiliates against balances due from the same affiliate of Mr. Lebovitz.; however, due to the pending litigation with Mr. Lebovitz, we have recorded the liability in the amount of $113,968 which is netted with other related party receivables and payables.

3.
We note your response that these receivables arose prior to your reverse merger in May 2004 and that you believe that treatment as a contra-asset is appropriate. Please note that future advances and loans from related parties in the normal course of business, if other than stock related, should be reflected as related party assets and/or liabilities. We refer you to SAB Topic 4(E) for guidance. Also, given that no activity occurred during the fiscal year 2006 in “other affiliated entities” as shown in Exhibit I of your response letter, disclose the reasons why you believe the $228,275 balance is reasonably assured of being collected.

Response: We note your comment that future advances and loans from related parties in the normal course of business, other than stock related, should be reflected as related party assets and/or liabilities. Although no payments were made on the $228,275 due from affiliate balance during 2006, we still believe this amount is collectible since the Company has determined that the recipients of the advances have the financial ability to repay the advances..

Note 9. Stockholders’ Equity, page F-17

Exercise of Warrants

4.
We have reviewed your response to prior 4. You state, in your response, that you reduced the exercise price of the warrants as an incentive for Hunter to exercise them for cash in order for you to "generate sufficient funds to make a payment on the Triumph settlement obligation." For this reason, we consider the change in the fair value of the warrants to constitute, in substance, a preferential dividend to Hunter World Markets. Accordingly, although this transaction is considered to be a capital transaction and the difference is not recorded as a charge to the income statement, we believe that it should be subtracted from net earning to arrive at net earnings available to common shareholders in the calculation of earnings per share. Please see SAB Topic D-42, by  analogy, for guidance. Your footnote disclosures should also be enhanced to include the information provided supplementally to the staff response 4 of your letter and to clearly explain your accounting treatment. Consideration should be given to providing us with a draft copy of your proposed Form 10-KSB amendment prior to filing.

Response: The charge due to repricing the warrants has been shown as the effect of reprice of warrants as a reduction of net income in computing net loss attributed to common shareholders in the statement of operations. We have also expanded footnote #9 to more fully describe how we have accounted for this transaction. As a result of showing this amount as reduction of net income in computing net loss attributed to common shareholders the Company now has a net loss available to common shareholders which results in any common stock equivalents related to the outstanding warrants to be antidilutive. As such, the Company has updated its disclosure in Note 1 accordingly.

Other

5.
We note you inadvertently omitted to respond in writing to the section containing the bullet points at the end of our comment letter dated May 17, 2007. As such we have reiterated that section below. Please provide a written acknowledgement in your next response letter.

Response: We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Bruce Littell
Chairman and Chief Executive Officer